Filed by Biogen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Biogen, Inc.
Commission File No. 0-12042

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the “Merger Agreement”), by and among IDEC Pharmaceuticals Corporation (“IDEC”), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. (“Biogen”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

The following is a press release issued by Biogen on July 24, 2003 that discusses the proposed merger.

Media Contact:
Amy McKnight-Ryan
Associate Director, Public Affairs
Biogen, Inc.
Tel: (617) 914-6524

Investment Community Contact:
Christina Dillon
Manager, Investor Relations
Biogen, Inc.
Tel: (617) 679-2812

Biogen’s Second Quarter 2003 Reported EPS Increased 31 Percent to $0.38;
Second Quarter Operating EPS Increased 26 Percent to $0.39 over Second Quarter 2002
— — —
Total Revenues Up 21 Percent over Second Quarter 2002
— — —
Regulatory Filings on IDEC Merger Proceeding on Schedule
— — —
Analysis of ANTEGREN® (natalizumab) Phase III Induction Clinical Trial in Crohn’s Disease Completed
— — —
Biogen Reconfirms Full Year 2003 Operating EPS Guidance of $1.72 to $1.85
— — —

For Immediate Release

Cambridge, MA (July 24, 2003) — Biogen, Inc. (NASDAQ: BGEN) today announced financial results for the second quarter of 2003.

For the three months ended June 30, 2003, total revenues were $326 million, an increase of 21 percent over the second quarter of 2002.

•	AVONEX® (Interferon beta-1a) worldwide sales were $286 million, an increase of 14 percent over second quarter 2002. U.S. sales were $196 million, and international sales were $90 million.

•	AMEVIVE® (alefacept) sales were $7 million.

•	Royalties were $31 million, an increase of 63 percent over the second quarter 2002.

Reported net income was $58 million in the second quarter of 2003 versus $43 million in the second quarter of 2002, a 33 percent increase. Reported earnings per share were $0.38 in the second quarter of 2003 versus $0.29 in the same period of 2002, an increase of 31 percent.

Operating results in the second quarter of 2003 exclude charges of $3.8 million related to the pending merger with IDEC Pharmaceuticals Corporation, partially offset by $1.4 million in gains from sales of certain non-current marketable securities reflected in other income, net. On an after-tax basis, the net charge was $1.7 million, or $0.01 per share. Operating earnings per share was $0.39 in the second quarter of 2003 versus $0.31 in the same period of 2002, an increase of 26 percent. See attached “Operating Condensed Consolidated Statements of Income” tables for a reconciliation of reported results (GAAP) to operating results (Non-GAAP).

Jim Mullen, Biogen’s Chairman and Chief Executive Officer, said, “Our operations are solid. Biogen grew AVONEX sales in both the U.S. and Europe. AMEVIVE’s launch is progressing in the U.S., and we continue to make headway with payers.

“Strategically, our merger with IDEC to create one of the world’s largest biotechnology companies will be a significant step forward. We expect the planned merger to capitalize on the momentum of both companies in the near term, and create a new, even stronger company characterized by sustainable long-term growth, a richer, more balanced product portfolio in autoimmune diseases and oncology, significant R&D resources to develop the pipeline, higher cash flow and improved return on assets. Our integration planning team has already begun work on transition planning, including the identification of growth opportunities and potential cost synergies.”

Financial Discussion

During the second quarter of 2003, Biogen’s Royalties were negatively impacted by $7.7 million due to Schering-Plough’s announced first quarter INTRON® A (interferon alpha-2b) sales decline, which they indicated was driven by a channel inventory reduction and a competitive environment.

Cost of Product and Royalty Revenues in the second quarter included a $6 million charge for writedowns of inventory that did not meet quality specifications. Additionally, during the quarter, as a result of the Company’s assessment of Columbia University’s “‘275 patent”, the Company is no longer accruing expenses related to this patent and has eliminated prior accruals of $8 million in Cost of Product and Royalty Revenues. On July 15, 2003, Biogen, Genzyme Corporation and Abbott Bioresearch Center, Inc. initiated a lawsuit against Columbia claiming this patent is invalid and unenforceable.

Finally, in the second quarter, Research and Development included a $5.5 million milestone expense in the form of a loan forgiveness to ICOS, increased production costs for AMEVIVE, and increased development costs related to four Phase 3 ANTEGREN trials.

AVONEX

In May, the U.S. Food and Drug Administration approved a new prefilled syringe for AVONEX, designed to make treatment even more convenient for people with MS. Biogen expects the prefilled syringe to be available in the U.S. in August. The European Agency for the Evaluation of Medicinal Products (EMEA) approved the new prefilled syringe in July, and Biogen will make it available on a country-by-country basis in the EU beginning this month.

AMEVIVE

As of mid-July, almost 1,500 physicians are pursuing AMEVIVE therapy for more than 5,500 patients in the U.S., most of whom are awaiting insurance verification. More than 90 percent of patients who have completed the insurance verification process have received coverage for AMEVIVE. Biogen expects acceleration of sales in the second half of 2003 as more patients start therapy, the reimbursement process develops, and physicians and patients become more familiar with AMEVIVE.

ANTEGREN

Elan Corporation, plc and Biogen announced today that the Phase III induction trial of ANTEGREN® known as ENACT-1 (Evaluation of Natalizumab in Active Crohn’s disease Therapy-1) did not meet the primary endpoint of “response” as defined by a 70-point decrease in the Crohn’s Disease Activity Index (“CDAI”) at week 10. There were no notable differences in the overall rates of side effects between natalizumab and placebo treatment groups through week 12. The most common adverse events seen in the trial were headaches, nausea and abdominal pain accross both groups.

The natalizumab “maintenance” trial in Crohn’s disease – ENACT-2 (Evaluation of Natalizumab as Continuous Therapy-2) is ongoing.

Concurrently, two Phase III studies in MS are also underway. AFFIRM (natalizumab safety and efficacy in relapsing-remitting MS) will evaluate the ability of natalizumab to slow the rate of disability in MS and to reduce the rate of clinical relapses; SENTINEL (safety and efficacy of natalizumab in combination with AVONEX® in patients with relapsing-remitting MS) will determine if the combination of natalizumab and AVONEX is more effective than treatment with AVONEX alone in slowing the rate of disability and reducing the rate of clinical relapses.

For more information on the ENACT-1 results, please refer to the joint Biogen and Elan Corporation, plc press release issued on July 24, 2003 entitled ANALYSIS OF ANTEGREN PHASE III INDUCTION CLINICAL TRIAL IN CROHN’S DISEASE COMPLETED.

2003 FINANCIAL GUIDANCE

The Company reiterated that it expects its full year 2003 operating earnings per share to be in the range of $1.72 - $1.85 as announced on April 2, 2003. Specifics are provided in the attached table. Guidance for full year 2003 reported earnings per share (GAAP-based financial measure) is not currently assessable as the Company cannot predict with any certainty the nature or the amount of non-operating or unusual charges for subsequent quarters. The Company does, however, anticipate that it may have to take such charges in subsequent quarters and that such charges, if material, would cause reported earnings per share to differ from operating earnings per share.

CONFERENCE CALL AND WEBCAST

The Company’s earnings conference call for the second quarter will be broadcast via the Internet at 8:30 a.m. ET on July 24, 2003, and will be accessible through the investor relations section of Biogen’s homepage, http://www.biogen.com.

In addition, Biogen and Elan Corporation plc are conducting a joint conference call to discuss ANTEGREN results in Crohn’s disease at 7:30 am ET on July 24, 2003, and the playback information can be accessed through Elan’s homepage, http://www.elan.com and Biogen’s homepage, http://www.biogen.com.

INVESTOR CALENDAR

Third quarter results Tuesday, October 28, 2003, 8:30 a.m. ET

ABOUT BIOGEN

A pioneer in leading edge research in immunology, neurobiology and oncology, Biogen brings novel therapies to improve patients’ lives around the world through its global marketing capabilities. For press releases and additional information about the company, please visit http://www.biogen.com.

FORWARD LOOKING STATEMENTS/SAFE HARBOR

This press release contains forward-looking statements regarding expected future financial results, the availability of the pre-filled syringe formulation of AVONEX, and the proposed merger with IDEC, including integration plans and expected synergies.

These statements are based on the Company’s current beliefs and expectations. A number of risks and uncertainties could cause actual results to differ materially. For example, financial results, including future revenues, revenue growth, earnings per share, product sales, royalties, expenses, income tax rate and capital expenditures, may be affected by any slowing of growth of the multiple sclerosis market, any change in market acceptance of AVONEX in key markets worldwide, the Company’s ability to achieve market acceptance of AMEVIVE and to successfully launch AMEVIVE in the U.S., the impact of reimbursement and pricing decisions related to the Company’s products, the impact of competitive products on AVONEX and AMEVIVE sales, any material decreases in sales by licensees of products on which the Company receives royalties, the impact of litigation, any unanticipated increase in expenses including in the areas of research and development and sales and marketing, and in-licensing and product opportunities. The Company’s expectations regarding the availability of the pre-filled syringe formulation of AVONEX is subject to the risk of unexpected technical or manufacturing issues. The Company’s current view related to the merger with IDEC are subject to a number of risks and uncertainties. For example, the Company may be unable to obtain shareholder or regulatory approvals required for the merger. Unanticipated difficulties encountered in its business or with its products or pipeline may have an impact on its ability to close the merger or to achieve anticipated results as a combined company. Problems may arise in successfully integrating the two companies businesses. The merger may involve unexpected costs. The combined company may be unable to achieve cost-cutting synergies. The Company’s business may suffer as a result of uncertainty surrounding the merger.

For more detailed information on the risks and uncertainties associated with these forward looking statements and the Company’s other activities see the Outlook section in MD&A of the Company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission. The Company does not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more detailed information on the risks and uncertainties associated with IDEC’s business activities see IDEC’s reports filed with the SEC. IDEC does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

On July 16, 2003, IDEC Pharmaceuticals Corporation filed a registration statement with the SEC on Form S-4 that includes a preliminary joint proxy statement/prospectus of Biogen, Inc. and IDEC and other relevant materials regarding the proposed merger transaction. Investors and security holders of Biogen and IDEC are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on July 16, 2003, the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by Biogen or IDEC with the SEC when they become available, because they contain, or will contain, important information about IDEC, Biogen and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Biogen and IDEC seeking their approval of the proposed transaction.

Investors and security holders may obtain a free copy of these materials and other documents filed by Biogen or IDEC with the SEC at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Attn. Investor Relations or IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121 when it becomes available. In addition, investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen’s website at www.biogen.com and investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC’s website at www.idecpharm.com. Investors and securityholders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials relating to the proposed transaction when they become available before voting or making any investment decision with respect to the proposed transaction.

Biogen, IDEC and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen’s 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information about the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC’s 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the interests of the officers and directors of Biogen and IDEC in the proposed transaction may be obtained by reading the preliminary joint proxy statement/prospectus of IDEC and Biogen filed with the SEC on July 16, 2003 and the definitive joint proxy statement/prospectus when it becomes available.

Page 6	Biogen Reports Second Quarter 2003 Earnings

Financial Results For The Second Quarter of 2003
Condensed Consolidated Statements Of Income
(in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2003	2002	2003	2002

REVENUES
Product	$293,149	$250,542	$571,326	$516,527
Royalties	30,510	18,721	71,883	41,079
Contract	1,987	—	3,136	—

Total Revenues	325,646	269,263	646,345	557,606

COST AND EXPENSES
Cost of product and royalty revenues	45,646	36,209	91,912	75,527
Research and development	116,083	89,348	201,189	171,815
Selling, general and administrative	92,147	91,567	187,570	164,957
Merger related expenses	3,804	—	3,804	—

Total Cost and Expenses	257,680	217,124	484,475	412,299

Income from Operations	67,966	52,139	161,870	145,307
Other income, net	12,411	8,104	6,747	15,132

INCOME BEFORE INCOME TAXES	80,377	60,243	168,617	160,439
Income Taxes	22,506	16,868	47,213	44,923

NET INCOME	$57,871	$43,375	$121,404	$115,516

BASIC EARNINGS PER SHARE	$0.39	$0.29	$0.81	$0.78

DILUTED EARNINGS PER SHARE	$0.38	$0.29	$0.80	$0.76

SHARES USED IN CALCULATING:
BASIC EARNINGS PER SHARE	149,493	149,231	149,552	148,945

DILUTED EARNINGS PER SHARE	151,440	152,033	151,467	152,118

Page 7	Biogen Reports Second Quarter 2003 Earnings

Financial Results For The Second Quarter of 2003
Operating Condensed Consolidated Statements Of Income
(in thousands, except per share amounts)

The non-GAAP financial measure presented below is utilized by Biogen management to gain an understanding of the comparative operating performance of the Company. This non-GAAP financial measure may be useful in excluding those non-operational or unusual activities or transactions that are not necessarily relevant to obtaining an understanding of the trends of the Company or the prospects of future performance.

			Three Months Ended
			June 30,
	2003 (a)			2002 (b)

			Operating			Operating
	Reported	Adjustments	Results	Reported	Adjustments	Results

REVENUES
Product	$293,149		$293,149	$250,542		$250,542
Royalties	30,510		30,510	18,721		18,721
Contract	1,987		1,987	—		—

Total Revenues	325,646	—	325,646	269,263	—	269,263

COST AND EXPENSES
Cost of product and royalty revenues	45,646		45,646	36,209		36,209
Research and development	116,083		116,083	89,348		89,348
Selling, general and administrative	92,147		92,147	91,567	(5,800)	85,767
Merger related expenses	3,804	(3,804)	—	—		—

Total Cost and Expenses	257,680	(3,804)	253,876	217,124	(5,800)	211,324

Income from Operations	67,966	3,804	71,770	52,139	5,800	57,939
Other income, net	12,411	(1,431)	10,980	8,104		8,104

INCOME BEFORE INCOME TAXES	80,377	2,373	82,750	60,243	5,800	66,043
Income Taxes	22,506	664	23,170	16,868	1,624	18,492

NET INCOME	$57,871	$1,709	$59,580	$43,375	$4,176	$47,551

BASIC EARNINGS PER SHARE	$0.39	$0.01	$0.40	$0.29	$0.03	$0.32

DILUTED EARNINGS PER SHARE	$0.38	$0.01	$0.39	$0.29	$0.03	$0.31

SHARES USED IN CALCULATING:
BASIC EARNINGS PER SHARE	149,493	149,493	149,493	149,231	149,231	149,231

DILUTED EARNINGS PER SHARE	151,440	151,440	151,440	152,033	152,033	152,033

(a)	Non-operational adjustments for the second quarter of 2003 include charges of $3.8 million related to the pending merger with IDEC and $1.4 million of gains on the sales of certain non-current marketable securities.

(b)	Non-operational adjustments for the second quarter of 2002 includes a $5.8 million charge related to severance and post retirement benefits for the former chairman.

Page 8	Biogen Reports Second Quarter 2003 Earnings

Financial Results For The Second Quarter of 2003
Operating Condensed Consolidated Statements Of Income
(in thousands, except per share amounts)

The non-GAAP financial measure presented below is utilized by Biogen management to gain an understanding of the comparative operating performance of the Company. This non-GAAP financial measure may be useful in excluding those non-operational or unusual activities or transactions that are not necessarily relevant to obtaining an understanding of the trends of the Company or the prospects of future performance.

			Six Months Ended
			June 30,
	2003 (a)			2002 (b)

			Operating			Operating
	Reported	Adjustments	Results	Reported	Adjustments	Results

REVENUES
Product	$571,326		$571,326	$516,527		$516,527
Royalties	71,883		71,883	41,079		41,079
Contract	3,136		3,136	—		—

Total Revenues	646,345	—	646,345	557,606	—	557,606

COST AND EXPENSES
Cost of product and royalty revenues	91,912		91,912	75,527		75,527
Research and development	201,189		201,189	171,815		171,815
Selling, general and administrative	187,570		187,570	164,957	(5,800)	159,157
Merger related expenses	3,804	(3,804)	—	—		—

Total Cost and Expenses	484,475	(3,804)	480,671	412,299	(5,800)	406,499

Income from Operations	161,870	3,804	165,674	145,307	5,800	151,107
Other income, net	6,747	14,558	21,305	15,132	2,182	17,314

INCOME BEFORE INCOME TAXES	168,617	18,362	186,979	160,439	7,982	168,421
Income Taxes	47,213	5,141	52,354	44,923	2,235	47,158

NET INCOME	$121,404	$13,221	$134,625	$115,516	$5,747	$121,263

BASIC EARNINGS PER SHARE	$0.81	$0.09	$0.90	$0.78	$0.04	$0.81

DILUTED EARNINGS PER SHARE	$0.80	$0.09	$0.89	$0.76	$0.04	$0.80

SHARES USED IN CALCULATING:
BASIC EARNINGS PER SHARE	149,552	149,552	149,552	148,945	148,945	148,945

DILUTED EARNINGS PER SHARE	151,467	151,467	151,467	152,118	152,118	152,118

(a)	Non-operational adjustments for the six months ended June 30, 2003 include charges of $12.9 million related to the settlement of litigation, $3.1 million for the write-down of certain investments, $3.8 million related to the pending merger with IDEC, and $1.4 million of gains from sales of certain non-current marketable securities.

(b)	Non-operational adjustments for the six months ended June 30, 2002 includes a $2.2 million charge related to the write-down of certain non-current marketable securities, and a $5.8 million charge related to severance and post retirement benefits for the former chairman.

Page 9	Biogen Reports Second Quarter 2003 Earnings

Condensed Consolidated Balance Sheets
(in thousands)

	Jun. 30, 2003	Dec. 31, 2002

ASSETS
Current Assets
Cash and marketable securities	$857,895	$867,109
Accounts receivable, net	197,154	171,067
Other current assets	161,329	177,848

Total current assets	1,216,378	1,216,024

Property and equipment, net	764,598	738,059
Other assets	57,372	52,905

	$2,038,348	$2,006,988

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$240,485	$326,333
Long term debt & liabilities	87,721	85,234
Shareholders’ equity	1,710,142	1,595,421

	$2,038,348	$2,006,988

Page 10	Biogen Reports Second Quarter 2003 Earnings

2003 Guidance for Biogen, Inc.
July 24, 2003

2003 Guidance

REVENUES
Product
AVONEX	8 – 10% growth
US	3 – 5% growth
Rest of World	18 – 24% growth
AMEVIVE	$50 - 70 MM
Royalties	$130 – 145 MM
Total Revenues	Mid-teen growth
COSTS, EXPENSES, & TAX RATE	as % of Total Revenues
Cost of Sales	14 - 15%
Research and development	30 – 32%
Selling, general and administrative	28 – 30%
Other income and expense	$35 – 45 MM
Tax rate	Approximately 28%
DILUTED OPERATING EARNINGS PER SHARE	$1.72 – 1.85

DILUTED SHARES OUTSTANDING	151 – 153 MM
CAPITAL EXPENDITURES	$120 – 150 MM

This financial guidance, which is provided as part of a press release dated July 24, 2003, is based on the Company’s expectations and is subject to all of the qualifications and limitations described in the press release. Actual results may differ from these forward-looking statements. See the safe harbor statement for more information.